No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated April 25, 2023 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated April 25, 2023 to which it relates, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered under this prospectus supplement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state. Such securities may not be offered or sold within the United States or to a U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities to, or for the account or benefit of, persons within the United States or U.S. Persons. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated April 25, 2023 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the head office of Dolly Varden Silver Corporation at 3123 - 595 Burrard St., Vancouver, BC V7X 1J1, Phone: 604-375-5578 and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT
TO THE

SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 25, 2023

New Issue	August 21, 2024

DOLLY VARDEN SILVER CORPORATION

$10,000,000
10,000,000 Common Shares

This prospectus supplement (this "Prospectus Supplement") of Dolly Varden Silver Corporation (the "Company", "Dolly Varden", "us" or "we"), together with the accompanying short form base shelf prospectus dated April 25, 2023 (the "Shelf Prospectus"), qualifies the distribution (the "Offering") of 10,000,000 common shares of the Company (the "Offered Shares") at a price of $1.00 per Offered Share (the "Share Offering Price"). The Company will use the net proceeds of the Offering as described in this Prospectus Supplement. See "Use of Proceeds".

The Offering is being made pursuant to an underwriting agreement dated August 21, 2024 (the "Underwriting Agreement") between the Company andResearch Capital Corporation, as sole bookrunner and co-lead underwriter and Haywood Securities Inc., as co-lead underwriter (together the "Co-Lead Underwriters"), on their own behalfand on behalf of a syndicate of underwriters, including Raymond James Ltd. (together with the Co-Lead Underwriters, the "Underwriters"). The Share Offering Price has been determined by negotiation between the Company and the Underwriters. The Offered Shares will be offered in each of the provinces of Canada, other than Québec, through the Underwriters either directly or through their respective Canadian broker-dealer affiliates or agents, as applicable.

The outstanding common shares of the Company (the "Common Shares") are listed on the TSX Venture Exchange (the "TSXV") under the symbol "DV", the OTCQX market in the United States under the symbol "DOLLF", and on the Frankfurt Stock Exchange under the trading symbol "DVQ1". On August 20, 2024, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $1.05. The Company has applied to list the Offered Shares on the TSXV. The TSXV has not conditionally approved the Company's listing application and there is no assurance the TSXV will approve the listing application. Listing will be subject to the Company fulfilling all of the requirements of the TSXV.

_____________________________________________________

Price: $1.00 per Offered Share
_____________________________________________________

	Public Offering Price(1)	Underwriters' Fee and Commissions(2)	Net Proceeds to the Company(3)
Per Offered Share	$1.00	$0.05	$0.95

Total(4)	$10,000,000	$500,000	$9,500,000

__________
Notes:

(1) The Share Offering Price was determined by negotiation between the Company and the Co-Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares on the TSXV.

(2) The Underwriters will receive the Underwriters' Fee (as defined below) being an amount equal to 5.0% of the gross proceeds of the Offering. The Company has also agreed to reimburse the Underwriters' reasonable legal fees and other expenses incurred with respect to the Offering. The Underwriters' Fee and any reimbursements of the Underwriters' expenses related tothe Offering will be paid from the general funds of the Company. See "Plan of Distribution".

(3) After deducting the commission to be paid to the Underwriters (the "Underwriters' Fee"), but before deducting the expenses of the Offering, which are estimated at $300,000 and which will be paid by the Company. The foregoing calculation of net proceeds to the Company is illustrative only. The Underwriters' Fee and any reimbursements of the Underwriters' expenses related to the Offering will be paid from the general funds of the Company. See "Plan of Distribution".

(4) The Company has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part at any time and from time to time, up to 30 days after the Closing Date (as defined herein), to purchase up to 1,500,000 Offered Shares the same price as set forth above, to cover over-allotments, if any, and for market stabilization purposes (the "Over-Allotment Shares"). See "Plan of Distribution". If the Over-Allotment Option is exercised in full, the total public offering price, the Underwriters' Fee and net proceeds to the Company will be $11,500,000, $575,000 and $10,925,000 respectively (excluding expenses of the Offering). This Prospectus Supplement and the Shelf Prospectus also qualifies under applicable Canadian securities laws the grant of the Over-Allotment Option and the distribution of any Over-Allotment Shares issued upon the exercise of the Over-Allotment Option. A purchaser who acquires Offered Shares forming part of the Underwriters' over-allocation position acquires those Over-Allotment Shares under this Prospectus Supplement, together with the accompanying Shelf Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The following table sets out the number of Over-Allotment Shares for which the Over-Allotment Option may be exercised:

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Up to 1,500,000 Over-Allotment Shares	Exercisable at any time until 30 days after the Closing Date	$1.00 per Offered Share

When used herein, unless otherwise indicated or the context otherwise requires, all references to the "Offering" in this Prospectus Supplement includes the exercise of the Over-Allotment Option, and all references to the "Offered Shares" include any Offered Share issued in connection with any exercise of the Over-Allotment Option.

In addition to the Offering, the Company intends to complete a private placement of up to 14,400,000 common shares of the Company to be issued as "flow-through shares" (the "Flow-Through Shares") within the meaning of the Income Tax Act (Canada) (the "Tax Act") at a price of $1.25 per Flow-Through Share for additional gross proceeds of $18,000,000 (the "Concurrent Private Placement"). The Concurrent Private Placement will also be conducted on a bought-deal basis pursuant to the Underwriting Agreement with the Underwriters. As consideration for the services rendered in connection with the Concurrent Private Placement, the Company will pay the Underwriters a cash fee of 5.0% of the gross proceeds of the Concurrent Private Placement. The Flow-Through Shares will not be qualified by this Prospectus Supplement and, as a result, the Flow-Through Shares will be subject to a statutory hold period. The Company has also granted the Underwriters an over-allotment option (the "Concurrent Private Placement Over-Allotment Option"), exercisable in whole or in part at any time and from time to time, up to 30 days after the closing date of the Concurrent Private Placement, to purchase up to 2,160,000 Flow-Through Shares the same price as set forth above. If the Concurrent Private Placement Over-Allotment Option is exercised in full, the total Concurrent Private Placement gross proceeds, the Concurrent Private Placement Underwriters' fee and Concurrent Private Placement net proceeds to the Company will be $20,700,000, $1,035,000 and $19,665,000 respectively (excluding other expenses of the Concurrent Private Placement).

The first tranche of the Concurrent Private Placement is expected to close on or about September 4, 2024. A portion of the Concurrent Private Placement will close in a second tranche that is expected to occur in mid-September 2024. The Company has applied to list the Flow-Through Shares on the TSXV. The TSXV has not conditionally approved the Company's listing application and there is no assurance the TSXV will approve the listing application. Listing will be subject to the Company fulfilling all of the requirements of the TSXV.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Company by Stikeman Elliott LLP, and on behalf of the Underwriters by McCarthy Tétrault LLP. Notwithstanding the foregoing, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the "Substituted Purchasers") of the Offered Shares, with the effect that such Substituted Purchasers will be the initial purchasers of such Offered Shares. To the extent that Substituted Purchasers purchase the Offered Shares, the Underwriters shall not be obligated to purchase the Offered Shares so purchased by such Substituted Purchasers.

Pursuant to the Underwriting Agreement, the Offered Shares, sold by the Underwriters to the public will initially be offered at the Share Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Share Offering Price, the Underwriters may change the offering price and the other selling terms to an amount not greater than the Share Offering Price and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. See "Plan of Distribution".

It is expected that the completion of the sale of the Offered Shares pursuant to the Offering will take place on or about September 4, 2024, or on such other date as may be agreed upon by the Company and Research Capital Corporation, on behalf of the Underwriters (the "Closing Date"); however, the Offered Shares are to be taken up by the Underwriters, if at all, on or before the date that is not later than 42 days after the date hereof. The Offered Shares are expected to be issued in registered or electronic form with CDS Clearing and Depository Services Inc. ("CDS") on the Closing Date. Purchasers will only receive a customary confirmation from the registered dealer from or through which the Offered Shares are purchased and who is a CDS participant. See "Plan of Distribution".

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Pursuant to existing agreements with the Company, Hecla Canada Ltd. ("Hecla") and Fury Gold Mines Ltd. ("Fury") will be entitled to acquire Common Shares connection with the Offering at the Offered Share Price to maintain their pro rata equity interest in the Company. If Hecla or Fury exercise their pro rata rights, any Common Shares issued will be in addition to those issued as part of the Offering. See "Participation Right".

The financial statements of the Company incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences that may not be fully described in this prospectus supplement. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See "Certain Canadian Federal Income Tax Considerations".

No Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Shelf Prospectus or determined if this Prospectus Supplement and the accompanying Shelf Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

Subject to applicable laws, in connection with the Offering, theUnderwritersmay effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Securities legislation in certain of the provinces of Canada provides purchasers of Offered Shares with the right to withdraw from or rescind an agreement to purchase such Offered Shares. See "Purchasers' Statutory Rights" in the Shelf Prospectus.

James Sabala and Forrester (Tim) Clark, each a director of the Company, reside outside of Canada and have appointed Dolly Varden Silver Corporation, 3123 - 595 Burrard St., Vancouver, BC V7X 1J1, as their respective agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Company's head office is located at 3123 - 595 Burrard St., Vancouver, BC V7X 1J1 and its registered and records office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8.

An investment in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. You should carefully review the "Risk Factors" section of this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements".

BASE SHELF PROSPECTUS

 ( i )

NOTICE TO READERS

This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purpose of this Offering. You should read this Prospectus Supplement along with the accompanying Shelf Prospectus. If the information varies between this Prospectus Supplement and the accompanying Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus and are not entitled to rely only on certain parts of the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus to the exclusion of the remainder. We and the Underwriters have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We and the Underwriters are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the accompanying Shelf Prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus Supplement and the accompanying Shelf Prospectus, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Dolly Varden" or the "Company", refer to Dolly Varden Silver Corporation together with our subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement contains or incorporates by reference "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities legislation. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or its mineral projects, or industry results, to be materially different from any future results, expectations, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved although not all forward-looking statements contain such identifying words. These statements reflect the Company's current expectations regarding future events, performance and results based on information currently available and speak only as of the date of this Prospectus Supplement.

Specific statements contained in or incorporated by reference in this Prospectus Supplement that constitute forward-looking statements or forward-looking information include, but are not limited to: (i) the timing and manner of closing of the Offering and the Concurrent Private Placement; (ii) the satisfaction of the conditions to closing of the Offering, including the receipt, in a timely manner, of regulatory and other required approvals; (iii) the terms of the Offering and the exercise of the Over-Allotment Option; (iv) the terms of the Concurrent Private Placement and the exercise of the Concurrent Private Placement Over-Allotment Option; (v) the estimated net proceeds of the Offering and the proposed use of the net proceeds of the Offering; (vi) the performance of the Company's business and operations; (vii) the prospective nature of the Kitsault Valley Project; (viii) future operations of the Company and the Kitsault Valley Project; and (ix) expected activities or results of exploration, development or mining operations at any mineral project.

With respect to forward-looking statements or information contained in or incorporated by reference in this Prospectus Supplement, in making such statements or providing such information, the Company has made assumptions regarding, among other things: (i) the accuracy of the estimation of mineral resources; (ii) that exploration activities and studies will provide results that support anticipated development and extraction activities; (iii) that the Company will be able to obtain additional financing on satisfactory terms, including financing necessary to advance the development of the Kitsault Valley Project; (iv) that infrastructure anticipated to be developed or operated by third parties, including electrical generation and transmission capacity, will be developed and/or operated as currently anticipated; (v) that laws, rules and regulations are fairly and impartially observed and enforced; (vi) that the market prices for relevant commodities remain at levels that justify development and/or operation of the Kitsault Valley Project; (vii) general economic conditions; (viii) that labour disputes, surface rights disputes, access to property, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; (ix) competitive conditions in the mining industry; (x) title to mineral properties; (xi) changes in laws, rules and regulations applicable to the Company; (xii) the cost and availability of key equipment and consumables required to continue the Company's operations; (xiii) the Company will realize the potential benefits of the acquisition of Homestake and the consolidation of the Dolly Varden Project and the Homestake Ridge Project; and (xiv) that the Company will be able to obtain, maintain, renew or extend required permits. All other assumptions contained in or incorporated by reference in this Prospectus Supplement constitute forward-looking information.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed above and below and under "Risk Factors", as well as uncertainties including, among others: the inherently speculative nature of the Company's business; the availability of financing required to sustain the Company on terms acceptable to the Company; the uncertainty as to whether the Company will ever be able to successfully establish profitable mining operations; Fury's ability to exercise significant control over the Company; the Company's ability to compete in a competitive market; the prices of silver, gold and other metals; the commercial uncertainty of mineral resources; geological characteristics; unforeseen technological and engineering problems; metallurgical characteristics of the mineralization; the adequacy of infrastructure and rehabilitation or upgrade of existing infrastructure; the availability of equipment and facilities necessary to complete development; environmental risks related to mining operations and related regulations; the Company's ability to maintain good relationships with communities local to its projects; the exposure to various levels of political, economic and socialrisks; the reliance on key personnel or other roles that require specialized skills and knowledge; the availability and productivity of skilled labour; the potential for management of the Company to have interests that diverge from those of the Company; the Company's history of not paying dividends; the Company's ability to issue an unlimited number of Common Shares; the impacted of future sales of Common Shares by the Company; the impact that market activity could have on the trading price of our Common Shares; the impact that securities or industry analysts recommendations may have;changes in laws or regulations; the regulation of the mining industry by various governmental agencies; the Company's title to its mineral projects; costs of land payments, royalties and work commitments; costs associated with land reclamation; the Company's limited operating history; the Company's ability to realize benefits from its corporate actions; risks associated with uninsured events; the cost of consumables and mining equipment; the impact of climate change; litigation risks; the Company's obligations with respect to the issuance of flow-through shares; interest rate changes; the impact of past and future public health crises; inflation; economic impacts caused by Russia's military invasion of Ukraine, the ongoing conflict between Israel and Hamas or other sources of global instability; the integrity of the Company's information technology systems; and market perception of junior mining companies.

Certain risks and assumptions are described in more detail under the heading "Risk Factors" in this Prospectus Supplement and in the accompanying Shelf Prospectus and under the heading "Risk Factors" in the AIF (as defined below). New risks may emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Company to predict all such factors, changes in such factors and to assess in advance the impact of such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements contained in or incorporated by reference in this Prospectus Supplement.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. This Prospectus Supplement, through the documents incorporated by reference, also contains references to estimates of mineral resources. The estimation of mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates of mineral resources is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production from the Kitsault Valley Project, the anticipated tonnages and grades that will be mined and the estimated level of recovery that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. Mineral resource estimates may have to be re-estimated based on, among other things: (i) fluctuations in silver, gold or other mineral prices; (ii) results of drilling; (iii) results of metallurgical testing and other studies; (iv) proposed mining operations, including dilution; (v) the evaluation of mine plans subsequent to the date of any estimates; and (vi) the possible failure to receive required permits, approvals and licences.

Although the forward-looking statements contained in or incorporated by reference in this Prospectus Supplement are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements, as a result of, amongst others, those factors noted above and those listed in the AIF under the heading "Risk Factors" and in this Prospectus Supplement and in the accompanying Shelf Prospectus under the heading "Risk Factors". Accordingly, readers should not place undue reliance on forward-looking information. These forward-looking statements are made as of the date of this Prospectus Supplement and are expressly qualified in their entirety by this cautionary statement. Subject to applicable Canadian securities laws, the Company assumes no obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this Prospectus Supplement.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all references to "$", "C$" or "dollars" in this Prospectus Supplement refer to Canadian dollars, which is the Company's functional currency. Any references to "US$" in this Prospectus Supplement refer to United States dollars. The consolidated financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

MINERAL RESOURCES ESTIMATES

The mineral resource estimates contained in or incorporated by reference in this Prospectus Supplement were prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are defined in accordance with the Canadian Institute of Mining & Metallurgy Definition Standards which were incorporated by reference in NI 43-101.

METRIC AND IMPERIAL CONVERSIONS

For ease of reference, the following factors for converting between metric and imperial measurements are provided:

From metric	To imperial	Multiply by	From imperial	From metric	Multiply by
Hectares	Acres	2.471	Acres	Hectares	0.405
Metres	Feet	3.281	Feet	Metres	0.305
Kilometres	Miles	0.621	Miles	Kilometres	1.609
Tones	Tons (2,000 lbs)	1.102	Tons (2,000 lbs)	Tones	0.907

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Information has been incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus from documents filed by us with securities commissions or similar authorities in Canada. As of the date of this Prospectus Supplement, our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada, other than Quebec, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the accompanying Shelf Prospectus:

(a) the Company's annual information form for the fiscal year ended December 31,2023,dated March 28, 2024 (the "AIF");

(b) the Company's audited consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 together with the auditors' report thereon and notes contained therein;

(c) the Company's management's discussion and analysis of results of operations and financial condition for the fiscal year ended December 31, 2023;

(d) the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023 (the "Interim Financial Statements");

(e) the Company's interim management's discussion and analysis for the three months ended March 31, 2024;

(f) the material change report dated May 1, 2024 in respect of the closing of the Company's bought deal public offering for gross proceeds to the Company of $14,999,985.

(g) the Company's management information circular dated May 22, 2024 for the special meeting of shareholders held on June 24, 2024; and

(h) the "template version" (as such term is defined in National Instrument 41-101 - General Prospectus Requirements ("NI 41-101")) of the term sheet in respect of the Offering dated August 19, 2024 filed on SEDAR+ in connection with the Offering (the "Marketing Materials").

Any document of the type referred to above, any annual information form, annual or quarterly financial statements, annual or quarterly management's discussion and analysis, management information circular, material change report (excluding confidential material change reports), business acquisition report or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101 − Short Form Prospectus Distributions filed by Dolly Varden with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or termination of the Offering shall be deemed incorporated by reference into this Prospectus Supplement for the purposes of the Offering. Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement and the Shelf Prospectus, and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Shelf Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, the Shelf Prospectus or the documents incorporated by reference herein or therein, except as so modified or superseded.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the head office of Dolly Varden Silver Corporation at 3123 - 595 Burrard St., Vancouver, BC V7X 1J1, Phone: 604-375-5578 and are also available electronically at www.sedarplus.ca.

DESCRIPTION OF THE BUSINESS

Dolly Varden's mineral exploration efforts are focused in the Golden Triangle region of northwestern British Columbia. As of the date of this Prospectus Supplement, the Company holds a 100% interest in the Kitsault Valley Project (the combined Homestake Ridge Project and Dolly Varden Project), among the largest high-grade, undeveloped precious metal assets in Western Canada with a combined mineral resource base of 34.7 million ounces of silver and 166,000 ounces of gold, both in the indicated category, and 29.2 million ounces of silver and 817,000 ounces of gold, both in the Inferred category (see "Table 4.1" in the AIF for details regarding the mineral resource base at the Kitsault Valley Project, including tonnes and grade for each category). The Kitsault Valley Project is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley also contains the Big Bulk Project, which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region.

RECENT DEVELOPMENTS

On January 16, 2024, Dolly Varden announced its drill results from its 2023 program at the Homestake Silver deposit.

Highlights from Homestake Silver include:

• HR23-419: Mineralized envelope: 315 g/t AgEq2 (2.57 g/t Au and 102 g/t Ag) over 79.20 meters, including internal breccia vein intervals grading 1,508 g/t AgEq2 (9.53 g/t Au and 718 g/t Ag) over 9.22 meters length, 7,572 g/t AgEq2 (36.66 g/t Au and 4,533 g/t Ag) over 1.05 meters;

• HR23-416: Mineralized envelope: 357 g/t AgEq2 (1.74 g/t Au, 213 g/t Ag) over 93.95 meters length, including internal breccia vein intervals grading 2,802 g/t AgEq2 (11.80 g/t Au and 1,824 g/t Ag) over 9.16 meters length, 4,176 g/t AgEq2 (13.16 g/t Au and 3,085 g/t Ag) over 2.26 meters and 9,422 g/t AgEq2 (55.40 g/t Au and 4,830 g/t Ag) over 1.02 meters;

• HR23-415: Mineralized envelope: 630 g/t AgEq2 (5.11 g/t Au and 206 g/t Ag) over 22.80 meters, including internal breccia vein intervals grading 1,754 g/t AgEq2 (14.38 g/t Au and 562 g/t Ag) over 6.80 meters length, 4,617 g/t AgEq2 (43.40 g/t Au and 1,020 g/t Ag) over 0.88 meters;

• HR23-413: Mineralized envelope: 226 g/t AgEq2 (1.40 g/t Au and 110 g/t Ag) over 40.00 meters, including internal breccia vein intervals grading 668 g/t AgEq2 (3.05 g/t Au and 415 g/t Ag) over 3.96 meters, 1,998 g/t AgEq2 (6.49 g/t Au and 1,460 g/t Ag) over 0.63 meters;

• HR23-407: Mineralized envelope: 246 g/t AgEq2 (2.32 g/t Au and 54 g/t Ag) over 55.90 meters length, including internal breccia vein intervals grading 932 g/t AgEq2 (8.94 g/t Au and 191 g/t Ag) over 10.72 meters length, 2,149 g/t AgEq2 (24.38 g/t Au and 129 g/t Ag) over 0.57 meters and 1,883 g/t AgEq2 (17.78 g/t Au and 410 g/t Ag) over 2.20 meters; and

• HR23-411: Expansion step out hole to the southeast; 445 g/t AgEq2 (0.91 g/t Au and 369 g/t Ag) over 10.55 meters including 2,068 g/t AgEq2 (1.73 g/t Au and 1,925 g/t Ag) over 0.55 meters.

(2AuEq and AgEq are calculated using only the two precious metal components at $US1650/oz Au, $US20/oz Ag, Assays are not capped)

(Estimated true widths vary depending on intersection angles and range from 65% to 85% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated)

On February 12, 2024, the Company announced 2023 step-out drilling at the Homestake Ridge property intersected a new gold-rich zone, to the northwest from the Homestake Silver Deposit.

Highlights of Homestake Silver step-outs to the northwest include: (intervals shown are core length3)

• HR23-389: 79.49 g/t Au and 60 g/t Ag (80.21 g/t AuEq4) over 12.45 meters including 1,335 g/t Au5 and 781 g/t Ag (1,344.42 g/t AuEq4) over 0.68 meters within a broad mineralized zone grading 15.26 g/t Au and 20.05 g/t Ag (15.50 g/t AuEq4) over 66.50 meters.

• HR23-399: 43.10 g/t Au and 66 g/t Ag (43.90 g/t AuEq4) over 1.01 meters and 40.33 g/t Au and 418 g/t Ag (45.37 g/t AuEq4) over 1.75 meters within a broad mineralized zone grading 2.68 g/t Au and 20 g/t Ag (2.92 g/t AuEq4) over 57.70 meters.

• HR23-410: 10.17 g/t Au over 6.61 meters including 50.70 g/t Au over 0.62 meters.

Highlights from Homestake Main infill drilling below high-grade plunge include: (intervals shown are core length3)

• HR23-374: 22.60 g/t Au over 0.67 meters, 18.75 g/t Au over 2.00 meters and 10.15 g/t Au over 1.00 meter in separate vein breccias included in a wider mineralized envelope grading 1.22 g/t Au and 1.90 g/t Ag (1.24 g/t AuEq4) over 83.51 meters.

• HR23-386: 18.14 g/t Au and 30 g/t Ag (18.51 g/t AuEq4) over 2.50 meters including 69.9 g/t Au and 42 g/t Ag (70.41 g/t AuEq4) over 0.50 meters.

• HR23-390: 129.00 g/t Au and 218 g/t Ag (131.63 g/t AuEq4) over 0.50 meters in a vein breccia included in a wider mineralized envelope grading 1.92 g/t Au and 3.58 g/t Ag (1.96 g/t AuEq4) over 50.30 meters.

(3Estimated true widths vary depending on intersection angles and range from 50% to 85% of core lengths.)

(4AuEq and AgEq are calculated using $US1650/oz Au, $US20/oz Ag)

(5Determined using metallic screen fire assay on 1.0 kg split)

On March 26, 2024, Dolly Varden announced the closing of a bought deal public offering of 14,285,700 common shares that will qualify as "flow-through shares", sold on a charitable basis, for gross proceeds to the Company of $14,999,985 (the "March 2024 Financing"). The offering was completed by a syndicate of underwriters co-led by Research Capital Corporation, as co-lead underwriter and sole bookrunner, and Haywood Securities Inc., as co-lead underwriter, and including Raymond James Ltd.

On April 23, 2024. Dolly Varden announced plans for the 2024 exploration drilling program at the Kitsault Valley Project. The drill program will be split approximately 50/50 between the Dolly Varden Property and the Homestake Ridge Property, with an overall project split of 1/3 to Homestake Silver deposit area, 1/3 to Wolf deposit area and 1/3 to project wide exploration targets with new discovery potential. The focus will be on following up on new discoveries as well as stepping out from wide, higher-grade intercepts from the 2023 drilling, particularly at the Homestake Silver and Wolf deposits.

On May 21, 2024, Dolly Varden announced that it had started its 2024 exploration drill program with three drill rigs testing exploration targets at Moose Vein, Chance Vein and the North Star Deposit step out.

On June 19, 2024, Dolly Varden announced the first drill results from its 2024 exploration drill program intersecting high-grade silver mineralization at the Moose and Chance Veins within the Kitsault Valley Project.

Highlights from this Kitsault Valley Project drill program include (intervals shown are core length6):

• DV24-387: 977 g/t Ag over 5.00 meters, including 3,670 g/t Ag over 0.79 meters

• DV24-388: 206 g/t over 23.03 meters, including 597 g/t Ag over 1.40 meters and 749 g/t Ag over 0.50 meters

(6Estimated true widths vary depending on intersection angles and range from 70% to 90% of core lengths.)

On August12, 2024,Dolly Varden announced thefirst resultsfrom the Wolf Veinstep-out directionaldrilling, where high grade silver mineralization was intersected in a 40-meter southwest step-out, grading 1,091 g/t Ag over 9.38 meters, with significant base metal grades, resulting in the following highlight (intervals shown are core length7):

• DV24-404: 1,091 g/t Ag, 1.35% Pb and 1.40% Zn over 9.38 meters, including 2,505 g/t Ag, 3.42% Pb and 2.88% Zn over 1.63 meters.

(7Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths.)

Additionally, on August 12, 2024, Dolly Varden announces it has entered into an agreement with Winning Media LLC ("Winning Media") to provide strategic digital media and consulting services to the Company. Winning Media is a Houston, Texas based marketing agency that delivers services to a diverse group of clients across North America, providing strategic digital media services, marketing, advertising and data analytic services. The Company and Winning Media act at arm's length and neither Winning Media nor any of its principals currently own any interest, directly or indirectly, in the Company. Under the terms of the agreement, Winning Media will provide strategic digital media services including marketing services, news dissemination, data analytics services, content development, media buying and distribution, and campaign reporting and optimization. The Company has paid Winning Media an upfront fee of USD $100,000 and the services are expected to take place between the date hereof and August 31, 2024.

On August 19, 2024, the Company announced results from the Wolf Vein step-out directional drilling. Drill hole DV24-412 grades 606 g/t Ag over 16.20 meters on a 45m step-out from 2023 drilling and 31m below DV24-404 (previously released August 12, 2024). Wolf Vein Step-out8

• DV24-412: 606 g/t Ag, 0.61% Pb and 1.43% Zn over 16.20 meters, including 868 g/t Ag, 0.18% Pb and 0.88% Zn over 2.27 meters.

• DV24-414: 771g/t Ag, 2.93% Pb and 2.29% Zn over 3.77 meters, including 1,065 g/t Ag, 4.64% Pb and 3.48% Zn over 2.26 meters.

(8Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths.)

A total of four southwest step-out holes have been completed from one drill pad using directional drilling technology to precisely target areas for step-out and infill work. Drillholes DV24-409, DV24-412 and DV-414 reported here are "daughter" holes turned off the initial "mother" hole DV24-404, as announced on August 12, 2024.

MARKETING MATERIALS

In connection with the Offering, the Underwriters used the Marketing Materials as "marketing materials" (as defined in NI 41-101). The Marketing Materials are not part of this Prospectus Supplement and the accompanying Shelf Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment. Any "template version" of any "marketing materials" relating to the Offering filed on SEDAR+ after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference into this Prospectus Supplement for the purposes of the Offering.

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Unless otherwise indicated, financial information included or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus has been prepared in accordance with IFRS. Certain calculations included in tables and other figures in this Prospectus Supplement and the accompanying Shelf Prospectus have been rounded for clarity of presentation.

USE OF PROCEEDS

The net proceeds to the Company from the Offering (after payment of the Underwriters' Fee ($500,000), and deduction of the expenses of the Offering (estimated to be $300,000)) are estimated to be $9,200,000 (or $10,625,000 if the Over-Allotment Option is exercised in full).

The net proceeds to the Company from the Concurrent Private Placement (after payment of the Underwriters' fee ($900,000)) are estimated to be $17,100,000 (or $19,665,000 if the Concurrent Private Placement Over-Allotment Option is exercised in full).

The Company expects, subject to its discretion to change such allocation after the date of this Prospectus Supplement, to use the net proceeds from the Offered Shares to cover non-discretionary operating expenditures and for other working capital purposes over the next 12 months. The Company will use an amount equal to the gross proceeds from the sale of the Flow-Through Shares to incur Canadian exploration expenses as defined in the Tax Act, which will qualify as "flow-through mining expenditures", at the Kitsault Valley Project. The Underwriters' fees in relation to the Concurrent Private Placement will be paid from the general funds of the Company.

The Company currently intends, subject to discretion to change such allocation after the date of this Prospectus Supplement, to use the net proceeds from the Offering and the Concurrent Private Placement as follows:

Activity or Nature of Expenditure	Estimated Use of Net Proceeds
Exploration Expenditures - Drilling and related in 2024 for extended program	$2,000,000
Exploration - Camp and other costs in 2024	$1,500,000
Exploration - Drilling and related in 2025	$8,600,000
Exploration - Camp and geoscience/technical team in 2025	$6,500,000
Exploration - Samples and other costs in 2025	$2,200,000
General & Administration	$5,000,000
Business Development	$500,000
Total Net Proceeds	$26,300,000

If the Over-Allotment Option is exercised, the Company intends to use the proceeds of such exercise to further fund the exploration of its projects, including the Kitsault Valley Project and Big Bulk Project, business development and for general corporate purposes. If the Concurrent Private Placement Over-Allotment Option is exercised, the Company intends to use the proceeds of such exercise to incur further Canadian exploration expenses at its qualifying properties.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company's ability to execute on its development programs and financing objectives for Kitsault Valley Project. While actual expenditures may differ from the above amounts and allocations, the net proceeds will be used by the Company in furtherance of, and for the pre-development activities at the Kitsault Valley Project, and for general corporate purposes. See "Risk Factors".

Since inception, we have incurred operating losses and negative operating cash flow. To the extent that we have negative operating cash flows in future periods, we may need to deploy a portion of the net proceeds from the Offering or existing working capital to fund such negative cash flow. See "Risk Factors".

PRIOR SALES

The following table sets forth certain information regarding the sale of Common Shares or securities that are convertible into Common Shares during the 12 months preceding the date of this Prospectus Supplement.

Date of Issue	Number and Type of Securities	Issue Price/Exercise Price ($)
October 19, 2023	500 Common Shares(1)	0.71
November 1, 2023	15,384,616 Common Shares(2)	0.65
January 9, 2024	275,000 Common Shares(3)	0.78
February 9, 2024	25,000 Common Shares(1)	.025
March 26, 2024	14,285,700 Common Shares(4)	1.05
April 2, 2024	2,649,000 Stock Option(5)	0.84
April 2, 2024	1,183,000 RSU(6)	n/a
April 12, 2024	467,079 Common Shares(7)	0.97
April 17, 2024	50,000 Common Shares(1)	0.30

Date of Issue	Number and Type of Securities	Issue Price/Exercise Price ($)
April 18, 2024	200,000 Common Shares(1)	0.79
April 18, 2024	200,000 Common Shares(1)	0.71
April 25, 2024	53,521 Common Shares(7)	0.97
May 13, 2024	50,000 Common Shares(1)	0.30
May 13, 2024	25,000 Common Shares(1)	0.25
May 22, 2024	100,000 Stock Option(5)	1.06
May 27, 2024	164,293 Common Shares(7)	0.97
May 30, 2024	200,000 Common Shares(1)	0.25
June 19, 2024	10,000 Common Shares(1)	0.25
June 24, 2024	100,000 Common Shares(1)	0.25
June 24, 2024	75,000 Stock Option(5)	1.00
July 16, 2024	33,333 Common Shares(1)	0.71
July 18, 2024	35,000 Common Shares(1)	0.97
July 18, 2024	22,000 Common Shares(1)	0.84

Notes:

(1) Common Shares issued pursuant to exercise of stock options under the Company's Stock Option Plan.

(2) Common Shares issued in connection to closing of the Hecla Offering.

(3) Common Shares issued as Libero Consideration.

(4) Common Shares issued pursuant to the March 2024 Financing.

(5) Stock option granted pursuant to the Company's Stock Option Plan. (6) RSU granted pursuant to the Company's RSU Plan.

(7) Common Shares issued pursuant to Settlement of RSU under the Company's RSU Plan.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	54,054,590	20%

On February 25, 2022 the Company entered into an investor rights agreement (the "Investor Rights Agreement") with Fury in connection with the completion of the Company's acquisition of the Homestake Ridge gold-silver project (as it was then called), located adjacent to the Company's Dolly Varden Project (as it was then called), from Fury. The Investor Rights Agreement provides that Fury will not sell or trade any Common Shares unless Fury complies with certain restriction including that (i) Fury has provided Dolly Varden with 10 business days' written notice of its intention to sell a specified number of Common Shares at no less than a specified price and Dolly Varden has had a period of 10 business days to attempt to arrange for purchasers of such Common Shares; and (ii) Fury restricts the number of Common Shares sold by it on a daily basis so that such Common Shares do not exceed 10% of the daily trading volume of the Common Shares on the TSXV provided that Fury may undertake sales in excess of this daily volume limit via block trades of at least 500,000 Common Shares.

TRADING PRICES AND VOLUMES

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSXV for during the 12 months preceding the date of this Prospectus Supplement (stated in Canadian dollars):

Month	Price Range(1)		Volume(2)
	High $	Low $
August 1 - 20, 2024	1.15	0.91	4,619,951
July 2024	1.22	1.01	3,737,398
June 2024	1.20	0.97	5,347,760
May 2024	1.29	0.90	6,197,774
April 2024	1.08	0.86	7,016,917
March 2024	0.85	0.69	4,654,523
February 2024	0.75	0.66	3,422,796
January 2024	0.92	0.62	7,604,892
December 2023	0.96	0.71	3,192,030
November 2023	0.92	0.71	2,331,954
October 2023	0.76	0.62	4,303,097
September 2023	0.76	0.53	3,768,330
August 2023	0.81	0.645	2,324,554

Notes:

(1) Includes intra-day lows and highs.
(2) Total volume traded in the month.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company's share or loan capital, on a consolidated basis, since the date of the Interim Financial Statements, other than as outlined under the heading "Prior Sales".

DESCRIPTION OF SHARE CAPITAL

Dolly Varden' authorized share capital consists of an unlimited number of Common Shares. As at the date hereof, the Company has 286,262,325 Common Shares issued and outstanding, as well as 12,744,418 stock options and 2,552,785 restricted share units. Upon completion of the Offering, there will be an aggregate 310,662,325 Common Shares issued and outstanding, or 314,322,325 Common Shares if the Over-Allotment Option is exercised in full.

For a description of the terms of the Common Shares, see "Description of Securities Offered - Common Shares" in the Shelf Prospectus.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date, an aggregate of 10,000,000 Offered Shares at the Share Offering Price, payable in cash to the Company against delivery of the Offered Shares, subject to compliance with all necessary legal requirements and the conditions contained in the Underwriting Agreement. The Share Offering Price and other terms of the Offering were determined based on arm's length negotiations between the Company and the Co-Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares and exchange requirements.

The Company has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time and from time to time up to 30 days from and including the Closing Date, to purchase up to 1,500,000additionalOffered Shares at thesame price as set out herein. This Prospectus Supplement and the accompanying Shelf Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares to be issued, if any, upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters' over-allocation position acquires those Over-Allotment Shares under this Prospectus Supplement and the accompanying Shelf Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, the Agents' Fee and net proceeds to the Company will be $11,500,000, $575,000 and $10,925,000 respectively (excluding expenses of the Offering).

Subscriptions for Offered Shares will be received by the Underwriters subject to rejection or allotment, in whole or in part, by the Underwriters and the Underwriters reserve the right to close the subscription books at any time without notice. The closing of the Offering is expected to take place on or about September 4, 2024 or such other date as may be determined by the Research Capital Corporation, on behalf of the Underwriters. Except as may be otherwise agreed by the Company and the Underwriters or in the case of certain United States purchasers, the Offered Shares will be issued in registered or electronic form to CDS or its nominee and will be deposited with CDS against payment of the aggregate purchase price for such Offered Shares, and purchasers of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Underwriters have reserved the right to form a selling group of appropriately registered dealers and brokers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Company. Notwithstanding the foregoing, the Underwriters will endeavour to arrange for Substituted Purchasers of the Offered Shares, with the effect that such Substituted Purchasers will be the initial purchasers of such Offered Shares. To the extent that Substituted Purchasers purchase the Offered Shares, the Underwriters shall not be obligated to purchase the Offered Shares so purchased by such Substituted Purchasers.

The Underwriting Agreement provides that the Company will pay the Underwriters' Fee of an amount equivalent to 5.0% of the gross proceeds of the Offering (the "Gross Proceeds") to the Underwriters for their services in connection with the distribution of the Offered Shares qualified by this Prospectus Supplement and the accompanying Shelf Prospectus. The Company has also agreed to reimburse the Underwriters for certain expenses, including legal and out-of-pocket expenses incurred in connection with the Offering.

The Offering is being made concurrently in each of the provinces of Canada, other than Québec. The Offered Shares will be offered in the provinces of Canada, other than Québec, through the Underwriters either directly or through their respective Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available. Subject to applicable law, the Underwriters may offer Offered Shares outside of Canada as agreed between the Company and the Underwriters. The Company and the Underwriters are not making an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction where the offer is not permitted.

The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price. Without affecting the obligation of the Underwriters to purchase the Offered Shares at such prices, in accordance with the Underwriting Agreement, the Underwriters may decrease the Share Offering Price under this Prospectus Supplement and the accompanying Shelf Prospectus after they have made a reasonable effort to sell all such Offered Shares at the Share Offering Price. The sale by the Underwriters of Offered Shares at a price of less than the prices set out herein will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for Offered Shares is less than the gross proceeds paid by the Underwriters for the Offered Shares. The Underwriters will inform the Company if the sale price of any Offered Shares is decreased. However, in no event will the Company receive less than net proceeds of Share Offering Price per Offered Shares (before expenses of the Offering).

The Company estimates that the total expenses of the Offering, excluding the Underwriters' Fee and assuming no exercise of the Over-Allotment Option, will be approximately $300,000.

The Underwriters have agreed to purchase all of the Offered Shares sold under the Underwriting Agreement. The Underwriting Agreement provides that the Underwriters' obligation to purchase the Offered Shares depends on the satisfaction of the conditions contained in the Underwriting Agreement, including (among others):

• the representations and warranties made by the Company to the Underwriters being true;

• there being no adverse material change in the Company's business prior to the Closing Date; and
• the Company delivering customary closing documents to the Underwriters.

The Company has agreed to indemnify the Underwriters and their affiliates and their directors, officers, employees, shareholders and agents against certain liabilities and expenses and to contribute to payments they may be required to make insofar as any expenses, losses, claims, actions, damages or liabilities arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to the Company by the Underwriters pursuant to the Underwriting Agreement. Pursuant to the terms of the Underwriting Agreement, the Company has also agreed to reimburse theUnderwritersfor certain expenses, including legal and out-of-pocket expenses incurred in connection with the Offering.

The Company has agreed in the Underwriting Agreement that, subject to certain exceptions, for a period beginning on the date of this Prospectus Supplement and ending 90 days after the Closing Date, it shall not (without Research Capital Corporation's prior written consent, such consent not to be unreasonably withheld), directly or indirectly, issue for sale or resale or otherwise dispose of, or announce any intention to do so, in a public offering, by way of private placement or otherwise, any Common Shares or financial instruments or securities convertible into or exercisable or exchangeable for Common Shares (other than pursuant to the Concurrent Private Placement, any security compensation plans that have been approved by the Company's shareholders and other similar issuances).

Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions, including: (i) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSXV in accordance with the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada; (ii) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriters, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules; and (iii) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules.

The Underwriters may rely on such exemptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares.

The Company has applied to list the Offered Shares on the TSXV. Listing of the Offered Shares will be subject to the Company fulfilling all of the customary listing requirements of the TSXV.

This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. The Offered Shares have not been, and will not be, registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters have agreed that they (or their respective U.S. affiliates which conduct U.S. offers) will not offer or sell the Offered Shares within the United States, except that they (or their respective U.S. affiliates) may offer the Offered Shares in certain transactions exempt from the registration requirements of the U.S. Securities Act, in compliance with applicable state securities laws and in accordance with the Underwriting Agreement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the "Regulations") generally applicable to an investor who acquires beneficial ownership of Offered Shares pursuant to the Offering. This summary applies only to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm's length with the Company and theUnderwritersand is not affiliated with the Company or the Underwriters, and (ii) holds the Offered Shares as capital property (a "Holder"), all within the meaning of the Tax Act. The Offered Shares will generally be considered to be capital property to a purchaser unless they are held or deemed to be held in the course of carrying on a business of trading or dealing in securities or were acquired or deemed to be acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon: (i) the facts set out in this Prospectus Supplement and the accompanying Shelf Prospectus, (ii) the provisions of the Tax Act and the Regulations in force as of the date hereof, (iii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"); and (iv) counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does ittake into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federalincome tax considerations discussed in this summary. This summary also does nottake into account or anticipate any change in the administrative policies or assessing practices of the CRA.

This summary is not applicable to a Holder: (i) that is a "financial institution" within the meaning of the Tax Act for the purposes of the mark-to-market rules; (ii) that is a "specified financial institution" within the meaning of the Tax Act; (iii) that has elected to report its "Canadian tax results" as defined in the Tax Act in a currency other than Canadian currency; (iv) an interest in which is or would be a "tax shelter investment" within the meaning of the Tax Act; (v) that has entered or will enter into, with respect to the Offered Shares, a "synthetic disposition arrangement" or "derivative forward agreement" (each as defined in the Tax Act), in respect of the Offered Shares; (vi) that receives dividends on the Offered Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act; (vii) that is a partnership or a trust; (viii) that is exempt from tax under Part I of the Tax Act; or (ix) that is a corporation resident in Canada that is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident corporation or a non-resident person or group of persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) that do not deal with each other at arm's length for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders, and all other holders (including Non-Resident Holders (as defined herein)) of special status or in special circumstances, should consult their own tax advisors with respect to an investment in the Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares denominated in a currency other than Canadian dollars (including dividends, adjusted cost base and proceeds of disposition) must generally be converted to Canadian dollars, based on the relevant exchange rate posted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, does not discuss the tax consequences of any donation by a purchaser of Offered Shares who donates such shares to a charity or the tax consequences of any sale by a purchaser of Offered Shares to purchasers arranged by the Underwriters and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances, including the province or territory or provinces or territories in which the Holder resides or carries on business. Holders (including Non-Resident Holders) should consult their own tax advisors for advice with respect to the applicable tax consequences to them of an investment in Offered Shares based on their particular circumstances.

Residents of Canada

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is, or is deemed to be, resident in Canada (a "Resident Holder"). A Resident Holder whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Offered Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends on Offered Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

In the case of a Resident Holder that is an individual (other than certain trusts) such dividends or deemed dividends will be included in such Resident Holder's income and be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from "taxable Canadian corporations" (as defined in the Tax Act). To the extent the Company designates the dividends as "eligible dividends" within the meaning of the Tax Act in the prescribed manner, such dividends will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend or deemed dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will deem a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation", as each such term is defined in the Tax Act, will generally be liable to pay under Part IV of the Tax Act an additional tax on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the year. This additional tax may be refundable in certain circumstances. A "subject corporation" for these purposes generally means a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts). Such Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" or a "substantive CCPC", as each such term is defined in the Tax Act, may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable dividend received or deemed to be received, but not dividends or deemed dividends that are deductible in computing the dividend recipient's taxable income.

Dispositions of Offered Shares

A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or less) than the total of: (i) the adjusted cost base to the Resident Holder of the Offered Shares immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. The adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to this Offering will be determined by averaging the cost ofsuch Offered Shares (deemed to be nil in the case of the of the Offered Shares) with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property immediately before the time of acquisition, if any.

Taxation of Capital Gains and Losses

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a "taxable capital gain" as defined in the Tax Act) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss" as defined in the Tax Act) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

Pursuant to Tax Proposals released as draft legislation on August 12, 2024 (the "2024 Capital Gains Proposals"), the capital gains inclusion rate will be increased from one-half to two-thirds for capital gains and capital losses realized on or after June 25, 2024. Capital gains and capital losses for a particular taxation year of a Resident Holder that is an individual (other than certain trusts) in which the increased rate applies will be subject to certain adjustments which are intended to effectively reduce the Resident Holder's net inclusion rate to the original one-half for up to $250,000 of net capital gains realized (or deemed to be realized) by the individual Resident Holder in that taxation year that are not offset by net capital losses carried back or forward from another taxation year.

The 2024 Capital Gains Proposals also provide for transitional rules for the 2024 taxation year in respect of capital gains and losses derived by a Resident Holder during the period from January 1, 2024 to June 24, 2024 and during the period commencing on June 25, 2024, and other consequential amendments. This summary only generally describes, and is not exhaustive of all possible Canadian federal income tax considerations arising from the 2024 Capital Gains Proposals, including the transitional proposals. Accordingly, Resident Holders are advised to consult their own tax advisors regarding the implications of the 2024 Capital Gains Proposals with respect to their particular circumstances.

If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Offered Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Offered Shares (or a share for which an Offered Share has been substituted). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares directly or indirectly through a partnership or a trust.

Capital gains realized by an individual (including certain trusts) may resultin the individualpaying alternative minimum tax under the Tax Act (as discussed below).

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" or a "substantive CCPC", as each such term is defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its "aggregate investment income" for the taxation year, which is defined in the Tax Act to include an amount in respect of taxable capital gains. Resident Holders that are "Canadian-controlled private corporations" or "substantive CCPCs" are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

Under the Tax Act, an alternative minimum tax is payable by an individual and certain specified trusts equal to the amount by which the alternative minimum tax exceeds the tax otherwise payable by such Holder in a taxation year. In calculating adjusted taxable income for the purposes of determining minimum tax, certain deductions and credits otherwise available (including the dividend tax credit), are disallowed and certain amounts not otherwise taxable are included in income. In calculating adjusted taxable income, 100% of net capital gains are included (30% of any capital gain on the disposition of certain property, including shares listed on a designated stock exchange, to a qualified donee). In computing adjusted taxable income, a $173,205 exemption is provided for 2024. The federal rate of alternative minimum tax applied to adjusted taxable income is 20.5%. Whether and to what extent the tax liability of a particular Resident Holder will be increased by the alternative minimum tax will depend upon the amount of such Resident Holder's income, the sources from which it is derived and the nature and amounts of any deductions that such Resident Holder claims. Any additional tax payable for a year from the application of the alternative minimum tax provisions is recoverable in subsequent years to the extent that tax otherwise determined exceeds the alternative minimum tax for any of the following seven taxation years. Resident Holders should consult their own tax advisors with respect to the potential alternative minimum tax consequences to them having regard to their own particular tax circumstances.

Non-Resident Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in the course of carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Company on the Offered Shares are generally subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States that is entitled to full benefits under the Treaty and is the beneficial owner of the dividends (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless: (i) the Offered Share constitutes (or is deemed to constitute) "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of an Offered Share will not be recognized under the Tax Act unless the Offered Share constitutes "taxable Canadian property" to the Non- Resident Holder for purposes of the Tax Act.

Provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property to a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length for purposes of the Tax Act, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm's length for purposes of the Tax Act holds a membership interest (directly or indirectly through one or more partnerships) owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) "Canadian resource properties" (as defined in the Tax Act), (c) "timber resource properties" (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

In the event that a Non-Resident Holder disposes (or is deemed to have disposed) an Offered Share that is (or is deemed to be) taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act in respect of the disposition of such Offered Share pursuant to an applicable tax treaty, the income tax consequences discussed above under the heading "Residents of Canada - Dispositions of Offered Shares" will generally apply to the Non-Resident Holder. Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, Canadian counsel to the Company, and McCarthy Tétrault LLP, counsel to the Underwriters, based on the current provisions of the Tax Act, the Offered Shares, if issued on the date hereof and listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV), would at that time be a "qualified investment" under the Tax Act for a trust governed by a "registered retirement savings plan" ("RRSP"), "registered retirement income fund" ("RRIF"), "tax-free savings account" ("TFSA"), "registered education savings plan" ("RESP"), "deferred profit sharing plan" ("DPSP"), First Home Savings Account ("FHSA") or "registered disability savings plan" ("RDSP") (as those terms are defined in the Tax Act).

Notwithstanding that an Offered Share may be a qualified investment for a TFSA, RRSP, RRIF, RESP, FHSA or RDSP (a "Registered Plan"), if the Offered Share is a "prohibited investment" within the meaning of the Tax Act for the Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to penalty taxes with respect to Offered Shares as set out in the Tax Act. The Offered Shares will not be a prohibited investment for a Registered Plan provided the holder, annuitant or subscriber, as the case may be, deals at arm's length with the Company for the purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act) in the Company. In addition, an Offered Share will not be a prohibited investment if the Offered Share is "excluded property" (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.

Holders, annuitants and subscribers of Registered Plans should consult their own tax advisors with respect to whether Offered Shares would be a prohibited investment having regard to their particular circumstances.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business. Investing in the Offered Shares involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information contained in this Prospectus Supplement and the documents incorporated by reference, you should carefully consider the risks described below together with other risks described under the "Risk Factors" section of the accompanying Shelf Prospectus before purchasing Offered Shares. Any one or more of such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Investing in the Offered Shares is speculative, and investors could lose their entire investment.

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Offered Shares.

Need for Future Financing

The future development of the Company's business will require additional financing or refinancings. There are no assurances that such financing or refinancings will be available, or if available, available upon terms acceptable to the Company. If sufficient capital is not available, the Company may be required to delay the expansion of its business and operations, which could have a material adverse effect on the Company's business, financial condition, prospects or results of operations.

Additional issuance of Common Shares may result in dilution.

The Company's is allowed to issue an unlimited number of Common Shares, in many cases. As part of this Offering, the Company will issue 10,000,000 Offered Shares (or 11,500,000 Offered Shares if the Over-Allotment Option is exercised in full). Similarly, the Company will also issue 14,400,000 Flow-Through Shares (or 16,560,000 Flow-Through Shares if the Concurrent Private Placement Over-Allotment Option is exercised in full). Except as described under the heading "Plan of Distribution", the Company may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Company may also issue Common Shares to finance future acquisitions. The Company cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

The price of the Common Shares is subject to market price volatility.

The market price of the Common Shares may be adversely affected by a variety of factors relating to the Company's business, including fluctuations in the Company's operating and financial results, the results of any public announcements made by the Company and the Company's failure to meet analysts' expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Common Shares for reasons unrelated to the Company's performance. Additionally, the value of the Common Shares are subject to market value fluctuations based upon factors which influence the Company's operations, such as legislative or regulatory developments, competition, technological change and the performance of equity markets and changes in interest rates. Accordingly, investors may not be able to sell their Common Shares at or above the Offering Price.

The Company will have broad discretion over the use of proceeds from the Offering and the Concurrent Private Placement and may not use the proceeds in the desired manner.

The Company intends to use the net proceeds from the Offering and the Concurrent Private Placement (including net proceeds received from the exercise of the Over-Allotment Option or Concurrent Private Placement Over-Allotment Option, if any) as described under "Use of Proceeds" in this Prospectus Supplement. Although this allocation is based on the current expectations of the Company, there may be circumstances in which, at the Company's discretion, a reallocation of funds may be necessary or appropriate if circumstances change or if it is believed it would be in the best interests of the Company. In such circumstances, there can be no assurance as to how those funds may be reallocated. The failure by management to apply these funds effectively could adversely affect the business of the Company.

TSXV Listing

The Company may fail to meet the continued listing requirements for the Common Shares to be listed on the TSXV. If the TSXV delists the Common Shares from trading on its exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; a determination the Common Shares are a "penny stock" which will require brokers trading in the Common Shares to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for the Common Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

PARTICIPATION RIGHTS

Pursuant to the ancillary rights agreement between Hecla and the Company dated September 4, 2012, Hecla will be entitled to acquire Common Shares at a price of $1.00 per Common Share to maintain its pro rata equity interest in the Company. If Hecla exercises its pro rata rights under the ancillary rights agreement, any Common Shares issued to Hecla will be in addition to those issued as part of the Offering.

Also, pursuant to the investor rights agreement between Fury and the Company dated February 25, 2022, Fury will be entitled to acquire Common Shares at a price of $1.00 per Common Share to maintain its pro rata equity interest in the Company. If Fury exercises its pro rata right under the investor rights agreement, any Common Shares issued to Fury will be in addition to those issued as part of the Offering.

INTEREST OF EXPERTS

Information regarding certain experts is contained in the accompanying Shelf Prospectus under "Interests of Experts" and remains current to the date hereof.

Robert van Egmond, Vice-President Exploration of the Company, has reviewed and approved the scientific and technical information in respect of the Kitsault Valley Project contained in this Prospectus Supplement to ensure that the technical information contained in this Prospectus Supplement is an accurate summary of the original reports and data provided to or developed by the Company. Mr. van Egmond is considered, by virtue of his education, experience and professional association, to be a Qualified Person for the purposes of NI 43-101. Mr. van Egmond is not independent of the Company within the meaning of NI 43-101.

Readers are reminded that the conclusions of the Kitsault Valley Project Report are preliminary in nature and may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The independent auditors of the Company are Davidson & Company, Chartered Professional Accountants. Davidson & Company is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Computershare Trust Company of Canada is the transfer agent for the Common Shares at its principal officers in Vancouver, British Columbia.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Stikeman Elliott LLP, and on behalf of the Underwriters by McCarthy Tétrault LLP. As of the date of this Prospectus Supplement, partners and associates of Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company. As of the date of this Prospectus Supplement, partners and associates ofMcCarthy TétraultLLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

ENFORCEABILITY OF JUDGEMENT AGAINST FOREIGN PERSONS

James Sabala and Forrester (Tim) Clark, each a director of the Company, reside outside of Canada and have appointed Dolly Varden Silver Corporation c/o 2820 - 200 Granville Street Vancouver BC, V6C 1S4, as their respective agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

OTHER INFORMATION

In addition to the Offering, the Company intends to complete the Concurrent Private Placement of 14,400,000 Flow-Through Shares at a price of $1.25 per Flow-Through Share for additional gross proceeds of $18,000,000. The Concurrent Private Placement will also be conducted on a bought-deal basis pursuant to the Underwriting Agreement with the Underwriters. As consideration for the services rendered in connection with the Concurrent Private Placement, the Company will pay the Underwriters a cash fee of 5.0% of the gross proceeds of the Concurrent Private Placement. The Flow-Through Shares will not be qualified by this Prospectus Supplement and, as a result, the Flow-Through Shares will be subject to a statutory hold period. The Company has also granted the Underwriters the Concurrent Private Placement Over-Allotment Option, exercisable in whole or in part at any time and from time to time, up to 30 days after the closing date of the Concurrent Private Placement, to purchase up to 2,160,000 additional Flow-Through Shares the same price as set forth above. If the Concurrent Private Placement Over-Allotment Option is exercised in full, the total Concurrent Private Placement gross proceeds, the Concurrent Private Placement Underwriters' fee and Concurrent Private Placement net proceeds to the Company will be $20,700,000, $1,035,000 and $19,665,000 respectively (excluding other expenses of the Concurrent Private Placement).

The first tranche of the Concurrent Private Placement is expected to close on or about September 4, 2024. A portion of the Concurrent Private Placement will close in a second tranche that is expected to occur in mid-September 2024. The Company has applied to list the Flow-Through Shares on the TSXV. The TSXV has not conditionally approved the Company's listing application and there is no assurance the TSXV will approve the listing application. Listing will be subject to the Company fulfilling all of the requirements of the TSXV.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser's province or territory.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory, if applicable, for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF THE COMPANY

Dated: August 21, 2024

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except Québec.

DOLLY VARDEN SILVER CORPORATION

By: (Signed) "Shawn Khunkhun"	By: (Signed) "Ann Fehr"
Shawn Khunkhun, CEO	Ann Fehr, CFO

On behalf of the Board of Directors

By: (Signed) "Michael Henrichsen"	By: (Signed) "Darren Devine"
Michael Henrichsen	Darren Devine

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: August 21, 2024

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except Québec.

Research Capital Corporation

By: (Signed) "David Greifenberger"
Managing Director, Investment Banking

Haywood Securities Inc.

By: (Signed) "Kevin Campbell"
Managing Director, Investment Banking

Raymond James Ltd.

By: (Signed) "John Booth"
Managing Director, Investment Banking

C-2

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada other than Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Dolly Varden Silver Corporation at 3123 - 595 Burrard St. Vancouver, BC V7X 1J1 , Phone: 604-375-5578 and are also available electronically under the Dolly Varden Silver Corporation profile at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 25, 2023

DOLLY VARDEN SILVER CORPORATION

$50,000,000

COMMON SHARES
DEBT SECURITIES
SUBSCRIPTION RECEIPTS
WARRANTS
UNITS

Dolly Varden Silver Corporation (the "Company" or "Dolly Varden") may, from time to time, offer and issue the following securities: (i) common shares ("Common Shares"); (ii) senior or subordinated unsecured debt securities, including debt securities convertible or exchangeable into other securities of Dolly Varden (collectively, "Debt Securities"); (iii) subscription receipts ("Subscription Receipts"); (iv) warrants ("Warrants"); and/or (v) units comprised of one or more of the other securities described in this prospectus ("Units", and together with the Common Shares, Debt Securities, Subscription Receipts and Warrants, the "Securities"), having an aggregate offering price of up to $50,000,000, during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").

Investing in the Securities involves significant risks. Prospective investors should carefully read and consider the risk factors described or referenced under the heading "Risk Factors" in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement, before purchasing Securities.

- ii -

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the persons(s) offering the Common Shares, the number of Common Shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of the Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares, Units or Debt Securities as the case may be, the currency or currency unit in which the Subscription Receipts are issued and any other specific terms; (iv) in the case of Warrants, the designation, number and terms of the Common Shares or Debt Securities or other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the currency or currency unit in which the Units are issued and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the content of this Prospectus. The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See "Plan of Distribution".

The outstanding Common Shares are listed on the TSX Venture Exchange (the "TSXV") under the symbol "DV", the OTCQX trading platform in the United States under the trading symbol "DOLLF" and on the Frankfurt Stock Exchange under the trading symbol "DVQ1". On April 24, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $1.13.

Unless specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any securities exchange. There is currently no market through which the Debt Securities, Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell any Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors" below and the "Risk Factors" section of the applicable Prospectus Supplement.

- iii -

This Prospectus does not qualify the issuance of Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate) or a United States federal funds rate.

Subject to applicable laws, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. A purchaser who acquires any Securities forming part of the underwriters, dealers or agents' over-allocation position acquires those securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the overallotment option or secondary market purchases. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

The directors of the Company named below, each of whom reside outside of Canada, have appointed the following agent for service of process in Canada:

Names of Persons	Name and Address of Agent
James Sabala Forrester (Tim) Clark	Dolly Varden Silver Corporation c/o 2820 - 200 Granville Street Vancouver BC, V6C 1S4

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences which may not be described fully herein. You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

The Company's head office is located at 1800-555 Burrard St. Vancouver, BC V7X 1E5 Canada and its registered records office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC, V6C 2X8.

NOTICE TO READERS

This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we willprovide you with a Prospectus Supplement thatwill contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under "Documents Incorporated by Reference".

Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

Market data and certain industry forecasts used in the Prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information.

Any graphs, tables or other information demonstrating our historical performance or of any other entity contained in this Prospectus or any applicable Prospectus Supplement or the information incorporated by reference in this Prospectus or any applicable Prospectus Supplement are intended only to illustrate past performance and are not necessarily indicative of our future performance or that of any other entity. The information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of such documents, regardless of the time of delivery of such documents or of any sale of the Securities.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to the "Company", "Dolly Varden", "we", "us" and "our" refer to Dolly Varden Silver Corporation and/or, as applicable, one or more of its subsidiaries.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Prospectus contains or incorporates by reference "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities legislation. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or its mineral projects, or industry results, to be materially different from any future results, expectations, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved although not all forward-looking statements contain such identifying words. These statements reflect the Company's current expectations regarding future events, performance and results based on information currently available and speak only as of the date of this short form prospectus.

Specific statements contained in or incorporated by reference in this Prospectus that constitute forward-looking statements or forward-looking information include, but are not limited to: (i) the potential future sale of Securities under this Prospectus; (ii) details regarding the potential future issuances of, and information to be contained in a future Prospectus Supplement; (iii) the Company's use of proceeds from the sale of Securities; (iv) the plan of distribution during the 25-month period that this Prospectus remains valid; (v) the compensation payable to underwriters, dealers or agents in connection with the sale of Securities; (vi) the prospective nature of the Kitsault Valley Project; (vii) the potential objectives of the Company's drilling programs, (viii) the Company's goals and plans with respect to social and community relationships in its area of operations, (ix) the potential benefits of the acquisition of Homestake and the consolidation of the Dolly Varden Project and the Homestake Ridge Project into the Kitsault Valley Project; (x) future operations of the Company and the Kitsault Valley Project; (xi) the planned amount and timing, as well as the degree of success of, any future exploration program including drilling programs, including the potential addition of mineral resources and the potential to upgrade exploration targets to mineral resources as a result of such exploration and drilling programs; (xii) the prospective receipt of permits, licences or approvals at any mineral project, including those necessary to commence development or mining operations; and (xiii) expected activities or results of exploration, development or mining operations at any mineral project.

With respect to forward-looking statements or information contained in or incorporated by reference in this Prospectus, in making such statements or providing such information, the Company has made assumptions regarding, among other things: (i) the accuracy of the estimation of mineral resources; (ii) that exploration activities and studies will provide results that support anticipated development and extraction activities; (iii) that the Company will be able to obtain additional financing on satisfactory terms, including financing necessary to advance the development of the Kitsault Valley Project; (iv) that infrastructure anticipated to be developed or operated by third parties, including electrical generation and transmission capacity, will be developed and/or operated as currently anticipated; (v) that laws, rules and regulations are fairly and impartially observed and enforced; (vi) that the market prices for relevant commodities remain at levels that justify development and/or operation of the Kitsault Valley Project; (vii) general economic conditions; (viii) that labour disputes, surface rights disputes, access to property, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; (ix) competitive conditions in the mining industry; (x) title to mineral properties; (xi) changes in laws, rules and regulations applicable to the Company; (xii) the cost and availability of key equipment and consumables required to continue the Company's operations; (xiii) the Company will realize the potential benefits of the acquisition of Homestake and the consolidation of the Dolly Varden Project and the Homestake Ridge Project; and (xiv) that the Company will be able to obtain, maintain, renew or extend required permits. All other assumptions contained in or incorporated by reference in this Prospectus constitute forward-looking information.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed above and below and under "Risk Factors", as well as uncertainties including, among others: the inherently speculative nature of the Company's business; the availability of financing required to sustain the Company on terms acceptable to the Company; the uncertainty as to whether the Company will ever be able to successfully establish profitable mining operations; Fury's ability to exercise significant control over the Company; the Company's ability to compete in a competitive market; the prices of silver, gold and other metals; the commercial uncertainty of mineral resources; geological characteristics; unforeseen technological and engineering problems; metallurgical characteristics of the mineralization; the adequacy of infrastructure and rehabilitation or upgrade of existing infrastructure; the availability of equipment and facilities necessary to complete development; risks related to environmental regulation; the Company's ability to maintain good relationships with communities local to its projects; the exposure to various levels of political, economic and social risks; the reliance on key personnel or other roles that require specialized skills and knowledge; the availability and productivity of skilled labour; the impact that market activity could have on the trading price of our Common Shares; changes in laws or regulations; the regulation of the mining industry by various governmental agencies; the Company's title to its mineral projects; costs of land reclamation; the Company's ability to realize benefits from its corporate actions; the cost of consumables and mining equipment; the impact of climate change; litigation risks; the effect of the COVID-19 pandemic; currency fluctuations; economic impacts caused by Russia's military invasion of Ukraine or other sources of global instability; the integrity of the Company's information technology systems; and market perception of junior mining companies.

Certain risks and assumptions are described in more detail under the heading "Risk Factors" herein and in the AIF (as defined below) under the heading "Risk Factors". New risks may emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Company to predict all such factors, changes in such factors and to assess in advance the impact of such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements contained in this Prospectus.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. This Prospectus, through the documents incorporated by reference, also contains references to estimates of mineral resources. The estimation of mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates of mineral resources is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production from the Kitsault Valley Project, the anticipated tonnages and grades that will be mined and the estimated level of recovery that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. Mineral resource estimates may have to be re-estimated based on, among other things: (i) fluctuations in silver, gold or other mineral prices; (ii) results of drilling; (iii) results of metallurgical testing and other studies; (iv) proposed mining operations, including dilution; (v) the evaluation of mine plans subsequent to the date of any estimates; and (vi) the possible failure to receive required permits, approvals and licences.

Although the forward-looking statements contained in or incorporated by reference in this Prospectus are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements, as a result of, amongst others, those factors noted above and those listed in the AIF under the heading "Risk Factors". Accordingly, readers should not place undue reliance on forward-looking information. These forward-looking statements are made as of the date of this Prospectus and are expressly qualified in their entirety by this cautionary statement. Subject to applicable Canadian securities laws, the Company assumes no obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this Prospectus.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all references to "$", "C$" or "dollars" in this Prospectus refer to Canadian dollars, which is the Company's functional currency. References to "US$" in this Prospectus refer to United States dollars. The consolidated financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards ("IFRS"). Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

MINERAL RESOURCES ESTIMATES

The mineral resource estimates contained in this Prospectus were prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are defined in accordance with the Canadian Institute of Mining & Metallurgy Definition Standards which were incorporated by reference in NI 43-101.

METRIC AND IMPERIAL CONVERSIONS

For ease of reference, the following factors for converting between metric and imperial measurements are provided:

From metric	To imperial	Multiply by	From imperial	From metric	Multiply by
Hectares	Acres	2.471	Acres	Hectares	0.405
Metres	Feet	3.281	Feet	Metres	0.305
Kilometres	Miles	0.621	Miles	Kilometres	1.609
Tones	Tons (2,000 lbs)	1.102	Tons (2,000 lbs)	Tones	0.907

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with securities commissions or similar authorities in the provinces of Canada other than Québec. Our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada other than Québec, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a) the Company's annual information formfor the fiscal year ended December 31, 2022, dated April 11, 2023 (the "AIF");

(b) the Company's audited consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, together with the auditors' report thereon and notes contained therein;

(c) the Company's management's discussion and analysis of results of operations and financial condition for the fiscal year ended December 31, 2022 (the "MD&A");

(d) the Company's management information circular dated May 23, 2022 for the annual meeting of shareholders held on June 22, 2022;

(e) the Company's management information circular dated January 21, 2022 for the special meeting of shareholders held on February 22, 2022; excluding the written fairness opinion dated December 6, 2021 prepared for the special committee of the board of directors of the Company (attached as Appendix D) each prepared in connection with the acquisition of the Homestake Ridge Project; and

(f) the Company's business acquisition report dated May 10, 2022 with respect to the acquisition of 100% interest in the Homestake Ridge Project.

Any documents of the type referred to above or in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions subsequently filed by us with the various securities commissions or similar authorities in Canada after the date of this Prospectus and until the expiry of this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon new audited annual financial statements being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus, the previously filed audited annual financial statements and all unaudited interim financial statements, together with related management's discussion and analysis, relating to prior periods shall be deemed to no longer be incorporated into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

Upon a new annual information form being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this Prospectus), and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business' or related businesses' operations are incorporated into the Company's most recent audited annual financial statements), shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the term of this Prospectus, the previous information circular prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the filing of the new interim financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

MARKETING MATERIALS

Certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any "template version" of "marketing materials" (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

SUMMARY DESCRIPTION OF THE BUSINESS

Overview

Dolly Varden Silver Corporation was amalgamated under the Business Corporations Act (British Columbia) on January 30, 2012. Dolly Varden's Common Shares are listed on the TSXV under the symbol "DV", the OTCQX trading platform in the United States under the trading symbol "DOLLF" and on the Frankfurt Stock Exchange under the trading symbol "DVQ1".

Description of the Business

Dolly Varden's mineral exploration efforts are focused in the Golden Triangle region of northwestern British Columbia. As of the date of this Prospectus, the Company holds a 100% interest in the Kitsault Valley Project (the combined Homestake Ridge Project and Dolly Varden Project), among the largest high-grade, undeveloped precious metal assets in Western Canada with a combined mineral resource base of 34.7 million ounces of silver and 166,000 ounces of gold, both in the indicated category, and 29.2 million ounces of silver and 817,000 ounces of gold, both in the inferred category (see "Table 4.1" in the AIF for details regarding the mineral resource base at the Kitsault Valley Project, including tonnes and grade for each category). The Company also holds the nearby Big Bulk copper-gold property. These projects are considered to be highly prospective for hosting high-grade precious metal deposits.

At present, the Kitsault Valley Project and the nearby Big Bulk copper-gold property are all considered exploration stage projects, and consequently have no current operating income, cash flow or revenues. There is no assurance that commercially viable mineral deposits exist on any of the Company's properties.

Corporate Structure

The Company holds a 100% direct or indirect interest in two subsidiaries. The following chart sets forth the relationship between the Company and its direct and indirect subsidiaries:

SHARE STRUCTURE

Dolly Varden's authorized share capital consists of an unlimited number of Common Shares. As of April 24, 2023 the Company had 254,656,283 Common Shares and nil warrants to purchase Common Shares issued and outstanding.

In 2012, the Company entered into an ancillary rights agreement with Hecla Canada Ltd. ("Hecla") whereby Hecla was granted various rights that remains in effect as long as Hecla owns more than 10% of the outstanding Common Shares of the Company. Those rights include the right to nominate a director to the Company's board of directors (the "Board"), a right of first refusal for any transfer or sale of the Company's mineral properties, and the right to participate in future financings and private placements in order to maintain its pro-rata interest.

In February 2022, the Company entered into an investor rights agreement (the "Investor Rights Agreement") with Fury Gold Mines Limited ("Fury"). Pursuant to the Investor Rights Agreement, Fury has a right to nominate two persons to the Board so long as Fury owns greater than 20% of the outstanding Common Shares outstanding. Should Fury own greater than 10% of the outstanding Common Shares, Fury shall have the right to appoint one nominee to the Board. The Investor Rights Agreement also contain certain customary re-sale restrictions, voting and standstill conditions, and participation rights entitling Fury to maintain its percentage ownership of the Company for so long as Fury owns more than 10% of the outstanding Common Shares, all as agreed between the Company and Fury.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company's share or loan capital, on a consolidated basis, since the date of the Interim Financial Statements, other than as outlined under the heading "Prior Sales".

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, we intend to use the net proceeds from the sale of Securities for general corporate purposes. Detailed information about the use of net proceeds of any offering of Securities under this Prospectus will be set forth in the applicable Prospectus Supplement.

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, United States dollars or other currencies. We may, from time to time, issue securities other than pursuant to this Prospectus.

The Company generates no operating revenue from its activities and has negative cash flow from operating activities. To the extent that the Company has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, since the date of its formation, declared or paid any dividends on the Common Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Dolly Varden anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future, if any, will be determined by the Board in their sole discretion based upon, among other factors, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations, and such other business considerations as the Board considers relevant. There can be no assurance that Dolly Varden will declare any dividends in the future.

DESCRIPTION OF SECURITIES OFFERED

Common Shares

The rights, preferences and privileges of holders of Common Shares are subject to the rights of the holders of shares of any class or series ranking senior to the Common Shares that the Company may issue in the future. A summary of the rights of the Common Shares is set forth below. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's notice of articles and articles, as they may be amended from time to time, which may be accessed electronically under Dolly Varden's profile on SEDAR at www.sedar.com. Common Shares may be sold separately or together with Debt Securities, Subscription Receipts or Warrants under this Prospectus. Common Shares may also be issuable on conversion, exchange, exercise or maturity of certain Debt Securities, Subscription Receipts or Warrants qualified for issuance under this Prospectus.

Holders of Common Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of the Company (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Common Share on all matters to be voted on by shareholders at meetings of the Company's shareholders. Holders of Common Shares are entitled to receive such dividends, if, as and when declared by the Board, in their sole discretion. All dividends which the Board may declare shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. On liquidation, dissolution or winding up of the Company, the holders of Common Shares will be entitled to receive the property of the Company remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company. There are no pre-emptive, redemption or conversion rights attaching to the Common Shares. All Common Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment.

Debt Securities

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. One or more series of Debt Securities may be sold separately or together with Common Shares, Subscription Receipts or Warrants under this Prospectus, or on conversion or exchange of any such Securities.

Priority

The Debt Securities will be senior or subordinated indebtedness of Dolly Varden as described in the relevant Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Dolly Varden, from time to time issued and outstanding, which is not subordinated.

If the Debt Securities are subordinated indebtedness, they will rank equally and rateably with all other subordinated Debt Securities from time to time issued and outstanding. In the event of the insolvency or winding-up of Dolly Varden, the subordinated Debt Securities will be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of Dolly Varden, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.

The Debt Securities are Unsecured Obligations

The Debt Securities will be direct unsecured obligations of Dolly Varden.

Terms of the Debt Securities

In conformity with applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the Debt Securities will be governed by a document called an "indenture". There will be a separate indenture for the senior Debt Securities and the subordinated Debt Securities. An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities offered, and us. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the indenture. Second, the trustee performs certain administrative duties for us. The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by us will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.

This Prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate) or a United States federal funds rate.

Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture.

The indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by our Board or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. Those terms may include some or all of the following:

(a) the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b) the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

(c) the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d) whether such Debt Securities are senior or subordinated and, if subordinated, the applicable subordination provisions of the Debt Securities;

(e) the percentage of the principal amount at which such Debt Securities will be issued;

(f) the date or dates on which such Debt Securities will mature;

(g) the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(h) the dates on which any such interest will be payable and the record dates for such payments;

(i) any redemption term or terms under which such Debt Securities may be defeased;

(j) whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k) the place or places where principal, premium and interest will be payable;

(l) the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

(m) the securities exchange(s) on which such series of Debt Securities will be listed, if any;

(n) any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

(o) any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of Debt Securities to be due and payable;

(p) governing law;

(q) any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

(r) if other than Dolly Varden or the trustee, the identity of each registrar and/or paying agent;

(s) if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

(t) if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

(u) if the Debt Securities are to be convertible or exchangeable into other securities of Dolly Varden, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

(v) any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Any convertible or exchangeable Debt Securities will be convertible or exchangeable only for other securities of Dolly Varden. In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against Dolly Varden following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, the amount paid for such Securities, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise by law. This right of rescission will not extend to any holders of convertible or exchangeable Debt Securities who acquire such convertible or exchangeable Debt Securities from an initial purchaser on the open market or otherwise.

Debt Securities, if issued in registered form, will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Modifications

We may amend any indenture and the Debt Securities without the consent of the holders of the Debt Securities in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Debt Securities. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Subscription Receipts

Subscription Receipts may be offered separately or together with Common Shares, Debt Securities or Warrants, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (a "Subscription Receipt Agreement") that will be entered into between us and the escrow agent (the "Escrow Agent") at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

Terms of the Subscription Receipts

The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (British Columbia). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

Subscription Receipts will entitle the holder thereto to receive other Securities (typically Common Shares or Debt Securities), for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Company. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow or other agent (the "Escrowed Funds") pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.

This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

(a) the number of Subscription Receipts;

(b) the price at which the Subscription Receipts will be offered;

(c) conditions (the "Release Conditions") for the exchange of Subscription Receipts into Common Shares or Debt Securities, as the case may be, and the consequences of such conditions not being satisfied;

(d) the procedures for the exchange of the Subscription Receipts into Common Shares or Debt Securities;

(e) the number of Common Shares or Debt Securities to be exchanged for each Subscription Receipt;

(f) the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

(g) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(h) the dates or periods during which the Subscription Receipts may be exchanged into Common Shares or Debt Securities;

(i) the identity of the Escrow Agent;

(j) the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

(k) the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

(l) procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(m) the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

(n) the securities exchange(s) on which the Subscription Receipts will be listed, if any; and

(o) any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the applicable Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, withoutthe consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Warrants

The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Common Shares, Debt Securities or other securities of Dolly Varden. Warrants may be issued independently or together with Common Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants may be issued under a warrant indenture or agreement between us and a warrant agent, and if applicable, which will be named in the applicable Prospectus Supplement.

Terms of the Warrants

Each initial purchaser of Warrants that are exercisable within 180 days of the date of purchase will have a non-assignable contractual right of rescission following the issuance of any securities to such purchaser upon the exercise of the Warrants if this Prospectus, the Prospectus Supplement under which the Warrants are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (British Columbia). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Warrants, including any additional amounts paid upon the exercise of such Warrants, upon surrender of the securities issued on the exercise thereof, provided that such remedy for rescission is exercised within 180 days from the date of the purchase of such Warrants under the applicable Prospectus Supplement. This right of rescission will not extend to any holders of Warrants who acquire such Warrants from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

A copy of the agreement governing the Warrants will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

Warrants will entitle the holder thereof to receive other Securities (typically Common Shares or Debt Securities) upon the exercise thereof and payment of the applicable exercise price. A Warrant is typically exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:

(a) the designation of the Warrants;

(b) the aggregate number of Warrants offered and the offering price;

(c) the designation, number and terms of the Common Shares, Debt Securities or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d) the exercise price of the Warrants;

(e) the dates or periods during which the Warrants are exercisable;

(f) the designation and terms of any securities with which the Warrants are issued;

(g) if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

(h) the currency or currency unit in which the exercise price is denominated;

(i) whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

(j) any minimum or maximum amount of Warrants that may be exercised at any one time;

(k) whether such Warrants will be listed on any securities exchange;

(l) whether the Warrants will be issued in fully registered or global form;

(m) any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(n) any rights, privileges, restrictions and conditions attaching to the Warrants;

(o) the material income tax consequences of owning, holding and disposing of the Warrant; and

(p) any other specific terms.

Warrant certificates, if issued in registered form, will be exchangeable for new warrant certificates of different denominations at the office indicated in the applicable Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Modifications

We may amend any agreement governing the Warrants and the Warrants themselves, without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Enforceability

If applicable, the warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under any agreement governing the Warrants or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, if applicable, enforce, by appropriate legal action on its own behalf, the holder's right to exercise the holder's Warrants.

Units

The following sets forth certain general terms and provisions of the Units. We may issue Units comprised of only one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Terms of the Units

Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including:

(a) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

(c) how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

(d) the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

(e) the securities exchange(s) on which such Units will be listed, if any;

(f) whether the Units and the underlying Securities will be issued in fully registered or global form; and

(g) any other specific terms of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any agreement(s) governing the Units and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

Modifications

We may amend any agreement governing the Units and the Units themselves, without the consent of the holders of the Units, in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

TRADING PRICES AND VOLUMES

The outstanding Common Shares are listed on the TSXV under the symbol "DV". On April 24, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $1.13. Trading prices and volumes of the Common Shares on the TSXV for the previous 12-month period will be provided, as required, in each Prospectus Supplement.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and may also sell Securities to one or more other purchasers directly or through agents. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public and will identify the person(s) offering the Securities. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to us from the sale of the Securities. A Prospectus Supplement may provide that the Securities sold thereunder will be "flow-through" securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law. In connection with any offering of Securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. A purchaser who acquires any Securities forming part of the underwriters' over-allocation position acquires those securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. Such transactions may be commenced, interrupted or discontinued at any time.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Securities may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us, or through agents designated by us, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us to that agent will be set forth in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us in the form of commissions, concessions and discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Each issue by the Company of Debt Securities, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, Subscription Receipts, Warrants and Units, such Securities will not be listed on any securities or stock exchange. Any underwriters, dealers or agents to or through whom such Securities are sold may make a market in such Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Securities will develop or as to the liquidity of any trading market for such Securities.

In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder.

RISK FACTORS

An investment in the Securities involves certain risks. A prospective purchaser of Securities should carefully consider the risks and uncertainties described in the documents incorporated by reference into this Prospectus (including subsequent filed documents incorporated by reference into this Prospectus) and, if applicable, those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks and uncertainties affecting our business are provided in our AIF and our MD&A (or, as applicable, our annual information form and our management's discussion and analysis for subsequent periods), each of which is incorporated by reference into this Prospectus. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

In addition, prospective purchasers of Securities should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated by reference herein) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Securities, before making an investment decision.

Additional risks and uncertainties of which the Company currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company's business, financial condition and results of operations. The Company cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

There is no existing public market for the Debt Securities, Subscription Receipts, Warrants or Units and a market may not develop

There is currently no market through which the Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers of Debt Securities, Subscription Receipts, Warrants or Units may not be able to resell such Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Debt Securities, Subscription Receipts, Warrants or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, Subscription Receipts, Warrants or Units and the extent of issuer regulation.

The public offering prices of the Securities may be determined by negotiation between the Company and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See "Plan of Distribution".

Negative Cash Flows

Since inception, the Company has generated negative operating cash flows and may continue to do so. To the extent that the Company has negative cash flow in any future period, the Company may be required to use net proceeds from offerings made under this Prospectus to fund such negative cash flow from operating activities. In order to stay in business, in the absence of cash flow from operations, the Company will have to raise funding through financing activities. However, there is no certainty the Company will be able to raise funds at all or on terms acceptable to the Company in the event it needs to do so. Furthermore, additional funds raised by the Company through the issuance of equity or convertible debt securities would cause the Company's current shareholders to experience dilution. Such securities also may grant rights, preferences or privileges senior to those of the Company's shareholders. The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain restrictive covenants, which likely would restrict the Company's operations.

Potential Dilution

The Company's constating documents allow the Company to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Company's Board, in many cases, without the approval of our shareholders. The Company may issue Common Shares in public or private offerings (including through the sale of Securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares.

The Company may also issue Common Shares to finance or as consideration for future acquisitions and other projects or in connection with the establishment or development of strategic relationships. Any such future issuances of Common Shares could be significant and the Company cannot predict the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

Volatility of Market Price of Securities

The market price of the Securities may be volatile. The volatility may affect the ability of holders to sell the Securities at an advantageous price. Market price fluctuations in the Securities may be due to the Company's operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts' estimates, governmental regulatory action, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading "Cautionary Statement on Forward-Looking Information". In addition, the market price for securities on stock markets, including the TSXV, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Securities.

Forward-Looking Information May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus under the heading "Cautionary Statement on Forward-Looking Information".

Positive Return not Guaranteed

A positive return on an investment in the Securities is not guaranteed. There is no guarantee that an investment in the Securities will earn any positive return in the short term or long term. An investment in the Securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Discretion in the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of net proceeds from an offering by the Company of its Securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Company's sole discretion. Management will have discretion concerning the use of proceeds scribed in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company's results of operations may suffer.

First Nations Land Claims

First Nations rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Supreme Court of Canada in Tsilhqot'in Nation v British Columbia held that aboriginal title is a beneficial interest in the land, the underlying control of which is retained by the Crown. The rights conferred by the aboriginal title include the right to determine how the land will be used, to enjoy, occupy and possess and to proactively use and manage the land including the natural resources. The Tsilhqot'in Nation case sets out criteria by which the Crown can override the aboriginal title in the public interest which includes consultations and accommodation, substantive and compelling objectives and respecting the fiduciary obligations to the aboriginal body in question. The Company's Kitsault Valley Project may now or in the future be the subject of aboriginal or indigenous land claims. The legal nature of aboriginal land claims is a matter of considerable complexity. The impact of any such claim on the Company's ownership interest in the Kitsault Valley Projectcannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of aboriginal rights in the area in which the Kitsault Valley Project is located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on the Company's activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of aboriginal interests in order to facilitate exploration and development work on the Kitsault Valley Project, there is no assurance that the Company will be able to establish a practical working relationship with any First Nations in the area which would allow it to ultimately develop the Kitsault Valley Project.

Leverage Risk

The Company's degree of leverage could have material adverse consequences for the Company, including, but not limited to: limiting the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company's flexibility and discretion to operate its business; limiting the Company's ability to declare dividends on its Common Shares; having to dedicate a portion of the Company's cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company's ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.

Limited Cash and Liquidity Position

In the management of the Company's current cash and liquidity position, the Company maintains a balance between continuity of funding and flexibility through the use of borrowings. The Company closely monitors its liquidity position and expects, but cannot guarantee that it will, have adequate sources of funding to finance the Company's projects and operations in the future.

Dividends Unlikely

The declaration, timing, amount and payment of any dividends on the Common Shares are at the discretion of the Board and will depend upon the Company's future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis. Management intends to reinvest any profits realized from the Company's business for the foreseeable future in further royalty and streaming investments.

Prevailing interest rates will affect the market price or value of Debt Securities

The market price or value of Debt Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Debt Securities will not be secured by assets of Dolly Varden

Holders of secured indebtedness of Dolly Varden would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of Debt Securities and would have a claim that ranks senior to the claim of holders of subordinated Debt Securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by Dolly Varden in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred by us in the future.

Subordination

The Debt Securities will be subordinated indebtedness as described in the relevant Prospectus Supplement. In the event of the insolvency or winding-up of Dolly Varden, any subordinated Debt Securities would be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of Dolly Varden, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on our behalf by Stikeman Elliott LLP. As of the date hereof, partners and associates of Stikeman Elliott LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters or agents, as applicable, by counsel to be designated at the time of the offering.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP,Chartered Professional Accountants, at its offices located at 609 Granville St #1200, Vancouver, BC V7Y 1H4. Davidson & Company LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Computershare Investor Services Inc., at its principal office at 510 Burrard Street, 3rd Floor, Vancouver, BC, Canada, V6C 3B9, is the transfer agent for the Common Shares.

INTERESTS OF EXPERTS

All scientific and technical information relating to the Dolly Varden Project contained and incorporated by reference in this Prospectus is solely derived from the technical report titled "Technical Report on the Combined Kitsault Valley Project, British Columbia, Canada" with an effective date of September 28, 2022 (the "Kitsault Valley Project Report"), authored by Andrew J. Turner, B.Sc., P. Geo. and Rachelle Hough, P. Geo., each of whom is an independent "Qualified Person" as defined in NI 43-101.

To the knowledge of the Company, as of the date hereof, none of Andrew J. Turner, Rachelle Hough nor any of their "designated professionals" as defined in NI 51-102, hold any beneficial interest in, directly or indirectly, Common Shares, or securities convertible into Common Shares, equal to or greater than one percent (1%) of the issued and outstanding Common Shares, nor any other property of the Company or any of its associates or affiliates Robert van Egmond, Vice-President Exploration of the Company, has reviewed and approved the scientific and technical information in respect of the Kitsault Valley Project contained in this Prospectus, to ensure that the technical information contained in this Prospectus is an accurate summary of the original reports and data provided to or developed by the Company. Mr. van Egmond is considered, by virtue of his education, experience and professional association, to be a Qualified Person for the purposes of NI 43-101. Mr. van Egmond is not independent of the Company within the meaning of NI 43-101.

Deloitte LLP were the auditor of Homestake for the years ended December 31, 2021 and 2020 and as of May 10, 2022, and throughout the period covered by the financial statements of Homestake on which they reported, Deloitte LLP were independent of Homestake within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Readers are reminded that the conclusions of the Kitsault Valley Project Report are preliminary in nature and may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against Dolly Varden following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, in addition to the amount paid on original purchase of such Securities, the amount paid upon conversion, exchange or exercise, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers under Section 131 of the Securities Act (British Columbia) or otherwise by law.

Original purchasers of convertible, exchangeable or exercisable Securities are further cautioned that in an offering of convertible, exchangeable or exercisable Securities, the statutory right of action for damages for a misrepresentation contained in a prospectus is, under the securities legislation of certain provinces, limited to the price at which the convertible, exchangeable or exercisable Security was offered to the public under the prospectus offering. Accordingly, any further payment made at the time of conversion, exchange or exercise of the security may not be recoverable in a statutory action for damages in such provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: April 25, 2023

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada other than Québec.

DOLLY VARDEN SILVER CORPORATION

(signed) "Shawn Khunkhun"	(signed) "Ann Fehr"
Shawn Khunkhun	Ann Fehr
Chief Executive Officer and Director	Chief Financial Officer

On behalf of the Board of Directors

(signed) "Darren Devine"	(signed) "Robert McLeod"
Darren Devine	Robert McLeod
Director	Director

C-1